As filed with the Securities and Exchange Commission on January 28, 2008
                                                     Registration No. 333-147527
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
    THE SECURITIES ACT OF 1933, AS AMENDED FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                  MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                        Republic Bolivariana of Venezuela
            (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                              CT Corporation System
                          111 Eighth Avenue, 13th Floor
                            New York, New York 10011
                                 (212) 894-8940
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                        --------------------------------
                                   Copies to:
                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                       |X|   immediately upon filing.
                                       |_| on ________ ____, 2007 at __________.

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum          Proposed             Amount of
      Title of Each Class of              Amount to be       Aggregate Offering     Maximum Aggregate       Registration
   Securities to be Registered             Registered          Price Per Unit*       Offering Price**           Fee
------------------------------------------------------------------------------------------------------------------------
American  Depositary  Shares,
each representing five (5) Common Shares,
par value Bs. 100 each, of
Manufacturas De Papel, C.A. (MANPA), S.A.C.A.    N/A                      N/A                N/A                    N/A

------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

            This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                              CROSS REFERENCE SHEET

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
1.  Name of depositary and address of its                        Face of Receipt - Introductory Paragraph.
    principal executive office

2.  Title of American Depositary Receipts and                    Face of Receipt - top center and Introductory
    identity of deposited securities                             Paragraph.

    Terms of Deposit:

      (i)     The amount of shares represented by one            Face of Receipt - upper right corner;
              American Depositary Share                          introductory paragraph.

      (ii)    The procedure for voting, if any, the              Reverse of Receipt - Paragraphs
              deposited securities                               (15) and (16).

      (iii)   The collection and distribution of dividends       Reverse of Receipt - Paragraphs
                                                                 (14) and (15).

      (iv)    The transmission of notices, reports and           Face of Receipt - Paragraph (11);
              proxy soliciting material                          Reverse of Receipt Paragraphs
                                                                 (13), (15), (20) and (21).

      (v)     The sale or exercise of rights                     Reverse of Receipt - Paragraphs
                                                                 (13), (14) and (15).

      (vi)    The deposit or sale of securities  resulting       Face of Receipt - Paragraph (11);
              from dividends, splits or plans of                 Reverse of Receipt Paragraphs
              reorganization                                     (14) and (17).

      (vii)   Amendment, extension or                            Reverse of Receipt - Paragraphs
              termination or the deposit agreement               (21) and (22).
                                                                 (no provision for extension).

                                                                 Location in Form of American
                                                                 Depositary Receipt ("Receipt")
Item Number and Caption                                          Filed Herewith as Prospectus
-----------------------                                          ----------------------------
      (viii)  Rights of holders of Receipts to inspect           Reverse of Receipt - Paragraph (13).
              the transfer books of the depositary
              and the list of holders of Receipts

      (ix)    Restrictions  upon the right to  deposit  or       Face of Receipt - Paragraphs
              withdraw the underlying securities                 (2), (3), (4) and (6).

      (x)     Limitation upon the liability of the               Reverse of Receipt - Paragraph (19).
              depositary

3.  Fees and charges which may be imposed                        Face of Receipt - Paragraph (10).
    directly or indirectly against holders of
    Receipts

Item 2.  AVAILABLE INFORMATION                                   Reverse of Receipt - Paragraph (13).

         Manufacturas de Papel, C.A. (MANPA), S.A.C.A. furnishes the Securities and Exchange Commission (the "Commission") with information reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. These information reports and documents can be inspected and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS EXHIBIT A TO AMENDMENT NO. 1 TO DEPOSIT AGREEMENT FILED AS EXHIBIT (a)(i) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

      (a) (i) Amendment No. 1 to Deposit Agreement, dated as of January 28, 2008, by and among Manufacturas de Papel, C.A. (MANPA), S.A.C.A. (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts ("ADR(s)") issued under the terms of the Deposit Agreement, dated as of June 11, 1996 (including the form of amended ADR). - Filed herewith as Exhibit (a)(i).

      (a) (ii) Deposit Agreement, dated as of June 11, 1996, by and among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs issued thereunder. - Previously Filed.

      (b) Letter Agreement, dated as of April 24, 2007, by and between the Company and the Depositary to supplement the Deposit Agreement for the purpose of accommodating the issuance, transfer and sale of Restricted ADSs. - Previously Filed.

      (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. - None

      (d) Opinion of Patricia Brigantic, counsel to the Depositary, as to the legality of the securities to be registered. - Previously Filed.

      (e) Rule 466 Certification. - Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. - Previously Filed.

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary, as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement, dated as of June 11, 1996, by and among Manufacturas de Papel, C.A. (MANPA), S.A.C.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Receipts issued thereunder, be amended by the Amendment No. 1 to Deposit Agreement filed herewith, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of January, 2008.

                                    Legal entity created by the Deposit
                                    Agreement, dated as of June 11, 1996 as
                                    amended by the Amendment No. 1 to Deposit
                                    Agreement filed herewith, for the issuance of American Depositary Receipts evidencing American Depositary Shares, each to represent five (5) Common Shares, par value Bs.100 per share, of Manufacturas de Papel, C.A. (MANPA), S.A.C.A.


                                    CITIBANK, N.A., as Depositary


                                    By: /s/ Susan A. Lucanto
                                        ------------------------------------
                                        Name:  Susan A. Lucanto
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Manufacturas de Papel, C.A. (MANPA), S.A.C.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Republic Bolivariana of Venezuela, on the 28th day of January, 2008.


                                  Manufacturas de Papel, C.A. (MANPA), S.A.C.A.


                                  By: /s/ Carlos Delfino T.
                                      ------------------------------------------
                                      Name:  Carlos Delfino T.
                                      Title: President of the Board of Directors

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to F-6 Registration Statement has been signed by the following persons in the following capacities on 28th day of January, 2008.

Name                                                                           Title
----                                                                           -----

            *                                                                  President of the Board of Directors
--------------------------------------------------------------------------
Carlos Delfino T.

            *                                                                  First Vice President of the Board of Directors
--------------------------------------------------------------------------
Celestino Martinez P.

            *                                                                  Second Vice President of the Board of Directors
--------------------------------------------------------------------------
Carlos Enrique Paparoni


/s/ Alejandro Delfino T.                                                       Executive President. Alternate Director
--------------------------------------------------------------------------     (Principal Executive Officer)
Alejandro Delfino T.

            *                                                                  Chief Financial Officer
--------------------------------------------------------------------------     (Principal Financial Officer)
Juan Antonio Lovera

            *                                                                  Alternate Director. Legal Counsel
--------------------------------------------------------------------------
Angel Ramirez

            *                                                                  Principal Director
--------------------------------------------------------------------------
Juan Carlos Carpio D.

            *                                                                  Principal Director
--------------------------------------------------------------------------
Elena Delfino P.

            *                                                                  Principal Director
--------------------------------------------------------------------------
Alfredo Travieso

            *                                                                  Corporate Controller
--------------------------------------------------------------------------     (Principal Accounting Officer)
Maria Alejandra Maguhn


Authorized Representative in the United States

            *
--------------------------------------------------------------------------
Donald J. Puglisi
--------------------------------------------------------------------------


*By: /s/ Alejandro Delfino T.
     ---------------------------------------------------------------------
     Power of Attorney


                                Index to Exhibits

                                                                   Sequentially
Exhibit                Document                                    Numbered Page
-------                --------                                    -------------

(a)                Amendment No. 1 to
                   Deposit Agreement

(e)                Certification under Rule 466